UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CONSTELLATION ENERGY PARTNERS LLC

(Name of Issuer)

Common Units Representing Class B Limited Liability Company Interests

(Title of Class of Securities)

21038E 10 1

(CUSIP Number)

Charles A. Berardesco Senior Vice President, General Counsel and Corporate Secretary Constellation Energy Group, Inc. 100 Constellation Way Baltimore, MD 21202 Telephone: (410) 470-3601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 21038E 10 1	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Constellation Energy Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC; CO

SCHEDULE 13D

CUSIP NO. 21038E 10 1	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Constellation Energy Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC; OO—limited liability company

This Amendment No. 3 (this “Amendment No. 3”) to that certain Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2006, as amended by Amendment No. 1 filed with the SEC on June 23, 2011 and Amendment No. 2 filed with the SEC on August 9, 2011 (the “Schedule 13D”), is filed jointly by Constellation Energy Group, Inc., a Maryland corporation (“Constellation”), and Constellation Energy Partners Holdings, LLC, a Delaware limited liability company (“CEPH”, and together with Constellation, the “Reporting Persons”), and relates to common units representing Class B limited liability company interests (“Common Units”) of Constellation Energy Partners LLC, a Delaware limited liability company (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 to the Schedule 13D is amended to include the following: On December 19, 2011, CEPH, Constellation Energy Partners Management, LLC, a Delaware limited liability company, (“CEPM”), Constellation Energy Commodities Group, Inc., a Delaware corporation (“CECG”), and PostRock Energy Corporation, a Delaware corporation (“PostRock”), entered into a Purchase Agreement (the “Purchase Agreement”), pursuant to which CEPM, a wholly-owned subsidiary of PostRock, acquired 2,790,224 Common Units, as defined in the Issuer’s Second Amended and Restated Operating Agreement (the “Issuer LLC Agreement”) for cash consideration of $5,998,981.60.

The Reporting Persons no longer own any Common Units of the Issuer.

Except as disclosed in the Schedule 13D and herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in pertinent parts as follows:

(a) As a result of the sale of Common Units under the Purchase Agreement, the Reporting persons no longer beneficially own any Common Units.

(c) Except as set forth pursuant to Item 4 of this Amendment No. 3, there have been no transactions in the Common Units by the Reporting Persons during the past sixty days.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Units on December 19, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is amended to include the following: As disclosed pursuant to Item 4 of this Amendment No. 3, CECG and CEPH are parties to the Purchase Agreement with PostRock and CEPM pursuant to which, CEPH sold 2,790,224 Common Units to CEPM.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

1.1	Purchase Agreement, dated December 19, 2011, by and among CEPH, CECG, PostRock and CEPM (filed herewith)

1.2	Joint Filing Agreement (incorporated by reference to Exhibit B to the Schedule 13D)

*         *        *

Each of the undersigned is responsible for the accuracy and completeness of the information in this Amendment No. 3 concerning himself or itself, and is not responsible for the accuracy or completeness of the information in this Amendment No. 3 concerning any other signatories.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2011.

Constellation Energy Group, Inc.

By:	/s/ Sean J. Klein
Name:	Sean J. Klein
Title:	Assistant Secretary

Constellation Energy Partners Holdings, LLC

By:	/s/ Randall D. Osteen
Name:	Randall D. Osteen
Title:	Assistant Secretary